Exhibit 22.1

Guaranteed Securities by Subsidiary Guarantor

The following is a list of securities issued by the Company and guaranteed by NMI Services, Inc., a wholly-owned subsidiary of the Company (Subsidiary Guarantor):

Description of Securities
7.375% senior secured notes due June 19, 2025.
Variable interest senior secured revolving credit facility due earlier of (x) November 29, 2025 or (y) if any existing senior secured notes remaining outstanding on such date, February 28, 2025.